NEWS

Sequans Communications Announces
Third Quarter 2020 Financial Results
PARIS - October 27, 2020 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights:
Revenue: Revenue was $14.1 million, an increase of 15.5% compared to the second quarter of 2020 and an increase of 116.6% compared to the third quarter of 2019.
Gross margin: Gross margin was 42.0% compared to 48.3% in the second quarter of 2020, and compared to 30.3% in the third quarter of 2019.

Operating loss: Operating loss was $5.9 million compared to $5.6 million in the second quarter of 2020 and $8.6 million in the third quarter of 2019.

Net loss: Net loss was $9.0 million, or ($0.30) per diluted ADS, compared to $19.0 million, or ($0.70) per ADS, in the second quarter of 2020 and $9.8 million, or ($0.41) per ADS, in the third quarter of 2019. Net loss in the third quarter of 2020 includes a $1.5 million gain on revaluation of the embedded derivative arising from the amendments to the convertible debt made in March 2020. The revaluation was a $9.1 million loss in the second quarter of 2020.

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $8.4 million, or ($0.28) per ADS, compared to $7.5 million, or ($0.28) per ADS in the second quarter of 2020, and $8.6 million, or ($0.36) per ADS, in the third quarter of 2019. The non-IFRS net loss includes foreign exchange losses of $0.9 million, or ($0.03) per ADS, in the third quarter of 2020 and $0.5 million, or ($0.02) per ADS, in the second quarter of 2020 and a foreign exchange gain of $0.9 million, or $0.04 per ADS, in the third quarter of 2019.

Cash: Cash, cash equivalents and short-term deposits at September 30, 2020 totaled $25.3 million compared to $35.5 million at June 30, 2020.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2020	%*	Q2 2020	%*	Q3 2019 (1)	%*
Revenue	$14.1		$12.2		$6.5
Gross profit	5.9	42.0%	5.9	48.3%	2.0	30.3%
Operating loss	(5.9)	(41.8)%	(5.6)	(45.4)%	(8.6)	(131.6)%
Net loss	(9.0)	(63.7)%	(19.0)	(155.0)%	(9.8)	(150.6)%
Diluted earnings per ADS	($0.30)		($0.70)		($0.41)
Weighted average number of diluted ADS	30,275,352		27,150,562		23,770,644
Cash flow from (used in) operations	(7.9)		(2.3)		(1.0)
Cash, cash equivalents and short-term deposits at quarter-end	25.3		35.5		6.3
Additional information on non-cash items:
- Non-cash stock-based compensation included in operating result	0.5		0.6		0.4
- Non-cash interest on convertible debt and other financing	1.6		1.7		1.2
- Non-cash change in the fair value of convertible debt embedded derivative	(1.5)		9.1		—
- Non-cash impact of deferred tax expense (benefit)	—		—		(0.3)
Non-IFRS diluted earnings per ADS	($0.28)		($0.28)		($0.36)
* Percentage of revenue
(1) Updated from the prior earnings release

Sequans reports third quarter 2020 financial results

“Revenue in Q3 grew 15.5%, well above our target," said Georges Karam, CEO of Sequans. "During the quarter, supply chain issues eased, enabling us to serve the high level of demand related to remote learning in our Broadband IoT business, and our Massive IoT business performed in line with expectations. We expect sequential growth again in the fourth quarter, driven by the ramp of our Massive IoT business as well continued strong performance of our Broadband IoT business. As a result, we are targeting over 60% growth for 2020 as a whole, an improvement from our original target of 50% year-over-year growth.

“An important recent development is adding a new microcontroller (MCU) partner to reinforce our go-to-market strategy and expand our reach to all corners of the Massive IoT market. Momentum continues to build in our Massive IoT business, and we are very excited about the customer acceptance of Monarch 2, our second-generation LTE-M/NB-IoT platform as demonstrated by new design wins in Q3. Also, we have added a new module partner for CBRS, an area expected to make an important contribution to our Broadband IoT business as this new market begins to ramp. Finally, we are making excellent progress with our 5G solutions and related strategic business engagements."

Q4 2020 Outlook
The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially. Sequans undertakes no obligation to update this statement.

Sequans is targeting a sequential increase in revenue of 10% for the fourth quarter of 2020, which would cause revenue for 2020 to be more than 60% greater than the revenue for 2019. The backlog of orders and indications regarding customer demand support this goal, but the company also sees ongoing risks related to COVID-19.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2020 today, October 27, 2020 at 8:00 a.m. ET /13:00 CET. To participate in the live call, analysts and investors should dial 800-289-0571 or +1 720-543-0206 if outside the U.S. When prompted, provide the event title or access code: 9909270. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until November 4, 2020 by dialing toll free 888-203-1112 or 719-457-0820 from outside the U.S., using the following access code: 9909270.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding expected revenue for the fourth quarter of 2020, future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the ability to continue to operate remotely (as required) at high levels of productivity, increasing backlog of orders, the impact of the coronavirus on our manufacturing operations, and on customer demand, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2019, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to controls over the accounting and presentation of complex, non-routine and certain other transactions, including certain revenue arrangements, (xiii) the impact of the coronavirus on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiv) the impact of the

Sequans reports third quarter 2020 financial results

coronavirus on capital markets and our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2020	June 30, 2020	Sept 30, 2019 (1)

Revenue :
Product revenue	$11,580	$8,774	$5,208
Other revenue	2,542	3,457	1,312
Total revenue	14,122	12,231	6,520
Cost of revenue
Cost of product revenue	7,668	5,884	4,151
Cost of other revenue	527	440	394
Total cost of revenue	8,195	6,324	4,545
Gross profit	5,927	5,907	1,975
Operating expenses :
Research and development	7,984	7,512	6,205
Sales and marketing	1,774	1,871	1,857
General and administrative	2,076	2,082	2,495

Total operating expenses	11,834	11,465	10,557
Operating loss	(5,907)	(5,558)	(8,582)
Financial income (expense):
Interest income (expense), net	(3,623)	(3,717)	(2,293)
Change in fair value of convertible debt derivative	1,522	(9,141)	—
Foreign exchange gain (loss)	(885)	(505)	874
Loss before income taxes	(8,893)	(18,921)	(10,001)
Income tax expense (benefit)	98	34	(179)
Loss	$(8,991)	$(18,955)	$(9,822)
Attributable to :
Shareholders of the parent	(8,991)	(18,955)	(9,822)
Minority interests	—	—	—
Basic loss per ADS	($0.30)	($0.70)	($0.41)
Diluted loss per ADS	($0.30)	($0.70)	($0.41)
Weighted average number of ADS used for computing:
— Basic	30,275,352	27,150,562	23,770,644
— Diluted	30,275,352	27,150,562	23,770,644
(1) Updated from the prior earnings release

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2020	2019 (1)

Revenue :
Product revenue	$25,855	$16,093
Other revenue	9,270	4,805
Total revenue	35,125	20,898
Cost of revenue
Cost of product revenue	17,449	12,169
Cost of other revenue	1,340	1,450
Total cost of revenue	18,789	13,619
Gross profit	16,336	7,279
Operating expenses :
Research and development	22,917	18,135
Sales and marketing	5,909	6,104
General and administrative	6,763	6,446

Total operating expenses	35,589	30,685
Operating loss	(19,253)	(23,406)
Financial income (expense):
Interest income (expense), net	(10,831)	(6,483)
Change in fair value of convertible debt derivative	(13,240)	—
Convertible debt amendment	1,399	—
Foreign exchange gain (loss)	(715)	893
Loss before income taxes	(42,640)	(28,996)
Income tax expense (benefit)	575	(409)
Loss	$(43,215)	$(28,587)
Attributable to :
Shareholders of the parent	(43,215)	(28,587)
Minority interests	—	—
Basic loss per ADS	($1.59)	($1.20)
Diluted loss per ADS	($1.59)	($1.20)
Weighted average number of ADS used for computing:
— Basic	27,120,905	23,736,950
— Diluted	27,120,905	23,736,950
(1) Updated from the prior earnings release

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2020	2019 (1)
ASSETS
Non-current assets
Property, plant and equipment	$8,748	$8,858
Intangible assets	24,618	16,696
Deposits and other receivables	449	401
Other non-current financial assets	349	335
Total non-current assets	34,164	26,290
Current assets
Inventories	5,801	6,664
Trade receivables	14,084	8,390
Contract assets	1,028	1,587
Prepaid expenses	1,226	901
Other receivables	4,367	2,253
Research tax credit receivable	3,287	3,132
Short-term deposits	14,900	—
Cash and cash equivalents	10,385	14,098
Total current assets	55,078	37,025
Total assets	$89,242	$63,315
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 121,248,638 shares authorized, issued and outstanding at September 30, 2020 (95,587,146 shares at December 31, 2019)	$2,962	$2,403
Share premium	262,641	233,720
Other capital reserves	41,012	43,656
Accumulated deficit	(351,948)	(308,733)
Other components of equity	(750)	(607)
Total equity	(46,083)	(29,561)
Non-current liabilities
Government grant advances, loans and other liabilities	11,148	6,150
Venture debt	3,469	7,071
Convertible debt	34,984	23,342
Convertible debt embedded derivative	18,506	—
Lease liabilities	3,978	3,204
Trade payables	1,050	1,139
Provisions	1,885	1,905
Deferred tax liabilities	18	429
Contract liabilities	4,341	11,572
Total non-current liabilities	79,379	54,812
Current liabilities
Trade payables	17,204	8,834
Interest-bearing receivables financing	14,449	4,068
Venture debt	5,694	5,109
Convertible debt	—	7,329
Lease liabilities	806	900
Government grant advances and loans	3,026	1,472
Contract liabilities	8,018	5,812
Other current liabilities and provisions	6,749	4,540
Total current liabilities	55,946	38,064
Total equity and liabilities	$89,242	$63,315
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2020	2019 (1)
Operating activities
Loss before income taxes	$(42,640)	$(28,996)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,845	2,900
Amortization and impairment of intangible assets	4,314	3,310
Share-based payment expense	1,813	1,279
Decrease in provisions	(55)	68
Interest expense, net	10,831	6,483
Change in the fair value of convertible debt embedded derivative	13,240	—
Convertible debt amendment	(1,399)	—
Foreign exchange loss (gain)	1,200	(1,059)
Loss on disposal of property, plant and equipment	—	(32)
Bad debt expense	63	635
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(7,670)	2,031
Decrease in inventories	863	839
Decrease in research tax credit receivable	716	1,376
Increase in trade payables and other liabilities	5,762	466
Decrease in contract liabilities	(7,564)	(631)
Increase in government grant advances	12	245
Income tax paid	(269)	(247)
Net cash flow provided by (used in) operating activities	(17,938)	(11,333)
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,073)	(2,888)
Capitalized development expenditures	(4,776)	(3,537)
Sale (purchase) of financial assets	(62)	32
Purchase of short-term deposits	(14,900)	—
Interest received	21	5
Net cash flow used in investments activities	(24,790)	(6,388)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	32	—
Public equity offering proceeds, net of transaction costs paid	27,496	—
Proceeds from issuing of warrants, net of transaction costs paid	—	8,269
Proceeds (Repayment of) from interest-bearing receivables financing	10,381	(2,300)
Proceeds from government loans, net of transaction cost	5,392	—
Proceeds from interest-bearing research project financing	405	1,126
Proceeds from convertible debt, net of transaction cost	2,050	7,970
Payment of lease liabilities	(894)	(1,048)
Repayment of interest-bearing research project financing	(177)	—
Repayment of government loans	(118)	(335)
Repayment of venture debt	(3,775)	—
Interest paid	(1,777)	(1,788)
Net cash flows from financing activities	39,015	11,894

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

Net increase (decrease) in cash and cash equivalents	(3,713)	(5,827)
Net foreign exchange difference	—	(8)
Cash and cash equivalents at January 1	14,098	12,086
Cash and cash equivalents at end of the period	$10,385	$6,251
(1) Updated from the prior earnings release

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	September 30, 2020	June 30, 2020	Sept 30, 2019 (3)
Net IFRS loss as reported	$(8,991)	$(18,955)	$(9,822)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	521	625	362
Non-cash change in the fair value of convertible debt embedded derivative	(1,522)	9,141	—
Non-cash interest on convertible debt and other financing (2)	1,608	1,671	1,180
Non-cash impact of deferred tax income (loss)	—	—	(287)
	$(8,384)	$(7,518)	$(8,567)
IFRS basic loss per ADS as reported	($0.30)	($0.70)	($0.41)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.02	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	$0.34	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.06	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.02)
Non-IFRS basic loss per ADS	($0.28)	($0.28)	($0.36)
IFRS diluted loss per ADS	($0.30)	($0.70)	($0.41)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.02	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	$0.34	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.06	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.02)
Non-IFRS diluted loss per ADS	($0.28)	($0.28)	($0.36)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$4	$2
Research and development	209	266	110
Sales and marketing	105	111	54
General and administrative	203	244	196
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings release

Sequans reports third quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2020	2019 (3)
Net IFRS loss as reported	$(43,215)	$(28,587)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,813	1,279
Non-cash change in the fair value of convertible debt embedded derivative	13,240	—
Non-cash interest on convertible debt and other financing (2)	4,507	3,093
Non-cash impact of deferred tax income (loss)	398	(529)
Non-cash impact of convertible debt amendment	(1,399)	—
	$(24,656)	$(24,744)
IFRS basic loss per ADS as reported	($1.59)	($1.20)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	$0.49	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.17	$0.13
Non-cash impact of deferred tax income (loss)	$0.01	($0.02)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS	($0.91)	($1.04)
IFRS diluted loss per ADS	($1.59)	($1.20)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	$0.49	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.17	$0.13
Non-cash impact of deferred tax income (loss)	$0.01	($0.02)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS	($0.91)	($1.04)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$13	$7
Research and development	748	371
Sales and marketing	339	182
General and administrative	713	719
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings release